Exhibit 14.1

CLEARONE COMMUNICATIONS, INC.

CODE OF ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES

ClearOne Communications, Inc. (the “Company”) has policies and procedures applicable to all directors, officers and employees of the Company (the “Policies and Procedures”). In addition to the Policies and Procedures, the Company has adopted the following Code of Ethics that applies to all directors, officers and employees of the Company:

1.
The directors, officers and employees are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. It is the responsibility of all directors, officers and employees to promptly bring to the attention of the Board of Directors any material information of which they may become aware that affects the disclosures made by the Company in its public filings.

2.
The directors, officers and employees shall promptly bring to the attention of the Board of Directors any information they may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.
The directors, officers and employees shall promptly bring to the attention of the CEO and to the Board of Directors any information they may have concerning any violation of the Policies and Procedures, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.
The directors, officers and employees shall promptly bring to the attention of the CEO and to the Board of Directors any information they may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Policies and Procedures or of this Code of Ethics.

5.
The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Policies and Procedures or of this Code of Ethics by the directors, officers or employees of the Company. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Policies and Procedures and to these additional procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.